UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Freedom Holding Corp.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

356390104
(CUSIP Number)

Timur R. Turlov
Office 1704, 4B Building “Nurly Tau” BC 17 Al Farabi Ave.
Almaty, Kazakhstan 050059
+7 727 311 10 64
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

September 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 356390104

1	NAME OF REPORTING PERSONS Timur R. Turlov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federation of St. Kitts and Nevis and Russian Federation (dual citizenship)
NUMBER OF	7	SOLE VOTING POWER 29,647,101
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 29,647,101
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,647,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”), dated September 18, 2017, amends and supplements the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on December 2, 2015 (the “Original Schedule 13D”) relating to the common stock, par value $0.001, (“common stock”) of Freedom Holding Corp. (f/k/a BMB Munai, Inc.) (the “Issuer”) as amended and supplemented by Schedule 13D/A-1 filed on July 10, 2017 (“Amendment No. 1”). The Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the “Schedule 13D.” Only those items hereby reported in this Amendment No. 2 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meaning set forth in Schedule 13D.

Item 2. Identity and Background

The information contained on the cover pages to this Amendment No. 2 is incorporated herein and Item 2 of Schedule 13D is hereby amended and supplemented as follows.

Mr. Turlov is a dual citizen of the Federation of St. Kitts and Nevis and the Russian Federation.

Item 3. Source and Amount of Funds

The information contained on the cover pages to this Amendment No. 2 and the information set forth in Items 4, 5 and 6 hereof are incorporated by reference herein and Item 3 of Schedule 13D is hereby amended and supplemented as follows:

As reported in the Current Report on Form 8-K of the Issuer filed with the Commission on September 5, 2017, the reverse stock split was completed and became effective on September 6, 2017. Pursuant to the terms of the Share Exchange and Acquisition Agreement, dated November 23, 2015, between the Issuer and the Reporting Person (the “Acquisition Agreement”) and consistent with the agreement of the Issuer and the Reporting Person at the time of the closing of the Issuer’s acquisition of LLC Investment Company Freedom Finance (“Freedom RU”) on June 29, 2017, on September 8, 2017, the Issuer issued 12,278,602 shares of common stock to the Reporting Person.

Item 4. Purpose of Transaction

The information contained on the cover pages to this Amendment No. 2 and the information set forth in Items 3, 5 and 6 hereof are incorporated by reference herein and Item 4 of Schedule 13D is hereby amended and supplemented as follows.

The Issuer and the Reporting Person entered into the Acquisition Agreement with the intent that the Issuer would acquire the securities brokerage and financial services businesses operated by certain companies owned by the Reporting Person. With the June 29, 2017 closing, Freedom RU, and its wholly owned subsidiaries became wholly owned subsidiaries of the Issuer. However, as reported in Amendment No. 1, because the Issuer lacked sufficient authorized but unissued common stock on June 29, 2017, to deliver the full agreed upon consideration, as an accommodation to facilitate the closing, the Reporting Person agreed to accept a partial issuance of common shares of the Issuer’s common stock at the closing and to defer the issuance of the balance of the common shares agreed upon until such time as the Issuer could complete a reverse stock split to provide sufficient authorized by unissued common shares to issue the Reporting Person the 93% ownership interest in the Issuer’s outstanding common stock agreed to in the Acquisition Agreement.

As previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2017, the reverse stock split was completed and became effective on September 6, 2017. On September 8, 2017, the Issuer issued 12,278,602 shares of restricted common stock to the Reporting Person, increasing his ownership in the common stock of the Issuer to 93%

The Acquisition Agreement provides further that the Reporting Person may increase his common stock holdings to 95% of the outstanding common stock of the Issuer in exchange for all of the issued and outstanding equity interest of FFINEU Investments Limited (“Freedom CY”). Closing of the Freedom CY acquisition is subject to satisfaction of the terms and conditions of the Acquisition Agreement, including Article 1, Plan of Exchange; Closings, Article 2 Conditions Precedent to the Company’s Obligation to Close and Article 3 Conditions Precedent to Shareholder’s Obligation to Close.

From time to time the Issuer, including its subsidiaries, may require additional operating capital to satisfy their operating or net capital requirements. If the Reporting Person infuses additional capital into the Issuer or its subsidiaries, he may be issued additional shares of the Issuer. The Reporting Person has no agreement with the Issuer regarding any additional capital infusions and is under no obligation, contractual or otherwise, to provide additional capital to the Issuer or its subsidiaries.

The Reporting Person also owns interests in other companies, including other companies engaged in the securities brokerage and financial services business. As deemed appropriate, the Issuer may seek to acquire interests in one or more of these companies. It is possible the Issuer could use shares of its common stock to make additional acquisitions from the Reporting Person.

Except as disclosed in this Amendment No.2 and the Acquisition Agreement, the Reporting Person has no present plans or proposals that would relate to or result in the occurrence of any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s operations, financial conditions, business strategy, price of the Issuer’s common stock, conditions in the securities market, general economic and industry conditions and his personal financial condition, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares or selling shares, engaging in hedging or similar transactions with respect to his shares, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages to this Amendment No. 2 and the information set forth in Items 3, 4 and 6 hereof are incorporated by reference herein and Item 5 of the original Schedule 13D is amended and restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns 29,647,101 shares, or 93% of the issued and outstanding common stock of the Issuer, based upon the records of the Issuer’s transfer agent as of September 8, 2017.

(b)
The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposal of all 29,647,101 shares of common stock he beneficially owns.

(c)
Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of common stock of the Issuer.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)
Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained on the cover pages to this Amendment No. 2 and the information set forth in Items 3, 4 and 5 hereof are incorporated by reference herein and Item 6 of the original Schedule 13D is amended and supplemented as follows:

Except as disclosed in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2017	By:	/s/ Timur Turlov
Timur Turlov